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                                                                 Exhibit (a)(10)

FOR IMMEDIATE RELEASE
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Contact Erik Dieterle -- (612) 476-7245

                  SMITHTOWN BAY, LLC AMENDS AND EXTENDS OFFER


     Minnetonka, Minnesota (December 16, 1998). Smithtown Bay, LLC has announced that its offer to purchase Units of Limited Partnership Interests ("Units") of ML Media Partners, L.P. (the "Partnership") for $950 per Unit has been amended and extended and is now scheduled to expire at 12 o'clock midnight, Eastern time on December 31, 1998. As of the close of business on December 14, 1998, 1,218 Units have been tendered to Smithtown Bay, LLC and not withdrawn.

     For copies of Supplement No. 2 to the Offer to Purchase please contact Mavricc Management Systems, Inc., at P.O. Box 7090, Troy, Michigan 48007-7090 or by telephone: 1-800-500-3243.